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Bertram Meyer

In service to the thriving of profitable, impactful and mission-driven businesses

San Francisco Bay Area

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- OneDome Global
- INSEAD
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Experience



Co-founder and CEO
OneDome Global
Mar 2017 – Present · 1 yr 10 mos
San Francisco Bay Area

ONEDOME is bringing to market an immersive entertainment platform and destination, including the first permanent, interactive, multi-user Mixed-Reality Experience (using AR).
In collaboration with global creatives, innovators, artists and technologists we curate interactive arts & immersive experiences that inspire a shift in the audience from the Me to the We.
We are opening our San Francisco destination on Market Street later in 2018.
Our offering includes:
- the first permanent multi-user Mixed-Reality Experience featuring first-of-a-kind digital artworks of 10 leading artists. The experience is based on a new AR platform allowi... See more

 OneDome

CFO
Artistree Hospitality Group
Mar 2016 – Present · 2 yrs 10 mos
Sebastopol

Artistree Hospitality Group, is a Public Benefit Company revolutionizing the hospitality industry by valuing people, the planet, and profit equally in all its decisions.
Current mayor project in our pipeline include the development of a high-end Treehouse Resort in Sonoma County.





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Taulia Inc.
9 yrs 7 mos

Co-founder, CEO (7yrs) & board director
Jun 2009 – Present · 9 yrs 7 mos
San Francisco Bay Area

Taulia is the fastest growing SaaS platform and network for Supplier Finance, Supply Chain Finance and Dynamic Discounting. Taulia's platform serves over 2,000,000 active relationships to suppliers in more than 100 countries, processing over $200 billion per year and financing over $20B a year. With Taulia, organizations optimize working capital, achieve very ... See more

Co-founder, CEO and President
Jun 2009 – May 2016 · 7 yrs
San Francisco

As co-founder and CEO, I play a key role in defining the strategic vision and in transforming Taulia into an industry leading supplier financing platform. Growing Taulia from inception to 600,000 buyer-supplier relationships and $150B processed every year. From zero to >200 employees and raising >$100M from top-tier VCs.

Managing Director
Railteam BV
Oct 2006 – Jul 2009 · 2 yrs 10 mos
Amsterdam

Railteam BV is the European High-Speed Rail Alliance between the leading European highspeed rail carriers (www.railteam.eu): Deutsche Bahn, SNCF, Eurostar, NS, OEBB, SBB, SNCB. My role included negotiating the alliance agreements, defining governance and organizational structure and preparing the launch. Post-launch it included general ... See more

Head of Alliance Management
Deutsche Bahn AG
Jan 2007 – May 2009 · 2 yrs 5 mos

DB Fernverkehr AG. Responsible for all international alliances of the long-distance segment of Deutsch Bahn, the second largest logistics company worldwide.

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Education

INSEAD